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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                                 Amendment No. 2

                    Under the Securities Exchange Act of 1934

                      UNIVERSAL AUTOMOTIVE INDUSTRIES, INC.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   913 378 105
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                                 (CUSIP Number)

      Check the following box if a fee is being paid with this statement [ ].
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)




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CUSIP No.:        913 378 105

  1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

         Yehuda Tzur

  2)     Check the Appropriate Box if a Member of a Group

         (a)      Not Applicable
         (b)      [    ]

  3)     SEC Use Only

  4)     Citizenship or Place of Organization                United States

Number of                  5)       Sole Voting Power           1,102,000 (1)
Shares
Beneficially               6)       Shared Voting Power
Owned
by Each                    7)       Sole Dispositive Power      1,102,000 (1)
Reporting
Person With                8)       Shared Dispositive Power

  9)     Aggregate Amount Beneficially Owned by Each
         Reporting Person                                       1,102,000 (1)

10)      Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11)      Percent of Class Represented by Amount in Row (9)         16.38%

12)      Type of Reporting Person                                   IN


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(1)  Includes options issued to purchase 35,000 shares of Common Stock.


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ITEM 1(a)    NAME OF ISSUER:

                  Universal Automotive Industries, Inc.

ITEM 1(b)    ADDRESS OF ISSUER'S PRINCIPAL BUSINESS OFFICE:

                  3350 North Kedzie, Chicago, Illinois 60618-5722

ITEM 2(a)    NAME OF PERSON FILING:

                  Yehuda Tzur

ITEM 2(b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  3350 North Kedzie, Chicago, Illinois  60618-5722

ITEM 2(c)    CITIZENSHIP:

                  United States

ITEM 2(d)    TITLE OF CLASS OF SECURITIES:

                  Common Stock

ITEM 2(e)    CUSIP NUMBER:

                  913 378 105

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

         (a) [ ] Broker or Dealer registered under Section 15 of the Act
         (b) [ ] Bank as defined in section 3(a)(6) of the Act
         (c) [ ] Insurance Company as defined in section 3(a)(19) of the Act
         (d) [ ] Investment Company registered under section 8 of the Investment Company Act
         (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
         (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see section 240.13d-1(b)(1)(ii)(F)
         (g) [ ] Parent Holding Company, in accordance with
                 section 240.13d-1(b)(ii)(G) (Note:  See Item 7)
         (h) [ ] Group, in accordance with section 240.13d-1(b)(1)(ii)(H)




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ITEM 4. OWNERSHIP

        (a)  Amount Beneficially Owned:

                       1,102,000 shares of Common Stock (1)

        (b)  Percent of Class:

                       16.38%

        (c)  Number of shares as to which such person has:

             (i)   sole power to vote or to direct the vote        1,102,000 (1)
             (ii)  shared power to vote or to direct the vote
             (iii) sole power to dispose or to direct the
                   disposition of                                  1,102,000 (1)
             (iv) shared power to dispose or to direct the disposition of

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                    Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                    Not Applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                    Not Applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

                    Not Applicable


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(1)      Includes options issued to purchase 35,000 shares of Common Stock.


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ITEM 10. CERTIFICATION


Signature.
         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 13, 1998

Signature:

/s/ Yehuda Tzur
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Yehuda Tzur